Pembina Pipeline Corporation 2012 second quarter results

Pembina releases first consolidated results following acquisition of Provident Energy Ltd.; continues building its fee-for-service business

All financial figures are in Canadian dollars unless noted otherwise. This report contains forward-looking statements and information that are based on Pembina Pipeline Corporation's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see" Forward-Looking Statements & Information" for more details. This report also refers to financial measures that are not defined by Canadian Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

On April 2, 2012 Pembina Pipeline Corporation ("Pembina" or the "Company") completed its acquisition of Provident Energy Ltd. ("Provident") (the "Arrangement"). The amounts disclosed herein for the three and six month periods ending June 30, 2012 reflect results of the post-Arrangement Pembina from April 2, 2012 together with results of legacy Pembina alone, excluding Provident, from January 1 through April 1, 2012. The comparative figures reflect solely the 2011 results of legacy Pembina. For further information with respect to the acquisition transaction, please refer to Note 3 of the unaudited interim condensed consolidated financial statements for the period ended June 30, 2012.

Financial & Operating Overview

(unaudited)

($ millions, except where noted)	3 Months Ended June 30		6 Months Ended June 30
	2012	2011	2012	2011
Revenue	870.9	512.4	1,346.4	907.3
Operating margin(1)	148.9	110.3	276.6	207.6
Gross profit	161.2	97.8	263.7	180.6
Earnings for the period	80.4	48.0	113.0	90.5
Earnings per share – basic and diluted (dollars)	0.28	0.29	0.50	0.54
Adjusted EBITDA(1)	125.9	103.3	237.3	190.5
Cash flow from operating activities	24.1	49.5	89.4	124.0
Adjusted cash flow from operating activities(1)	89.5	81.8	188.3	157.8
Adjusted cash flow from operating activities per share(1)	0.31	0.49	0.83	0.94
Dividends declared	116.2	65.3	181.9	130.4
Dividends per common share (dollars)	0.41	0.39	0.80	0.78

(1)	Refer to "Non-GAAP Measures."

Second Quarter Highlights

•	Consolidated operating margin during the second quarter increased to $148.9 million compared to $110.3 million during the same period of the prior year. Year-to-date, operating margin totaled $276.6 million compared to $207.6 million in the first half of 2011. Pembina's overall results for the quarter reflect Pembina's legacy businesses combined with those acquired through the Arrangement, which are reported as part of the Company's Midstream business. Operating margin is a non-GAAP measure; see "Non-GAAP Measures".

Pembina Pipeline Corporation

•	Pembina generated $47.5 million in operating margin from Conventional Pipelines, $27.8 million from Oil Sands & Heavy Oil and $15.0 million from Gas Services. The Midstream business saw a significant increase to $58.0 million which includes operating margin generated by the assets acquired through the Arrangement. Higher results from Pembina's legacy crude oil midstream business were somewhat tempered by a weak propane pricing environment which impacted the newly acquired NGL midstream business. Industry propane inventory levels remain high due to decreased demand for the commodity as a result of the relatively warm winter across North America.

•	The Company's earnings were $80.4 million ($0.28 per share) during the second quarter of 2012 compared to $48.0 million ($0.29 per share) during the second quarter of 2011. Earnings were $113.0 million ($0.50 per share) during the first half of 2012 compared to $90.5 million ($0.54 per share) during the same period of the prior year. Earnings for the three and six month periods ended June 30, 2012 increased as a result of the Arrangement and unrealized gains on commodity-related derivative financial instruments. Earnings per share decreased primarily due to the 116.5 million shares issued to complete the Arrangement.

•	Pembina generated adjusted EBITDA of $125.9 million during the second quarter of 2012 compared to $103.3 million during the second quarter of 2011 (adjusted EBITDA is a Non-GAAP measure; see "Non-GAAP Measures"). Adjusted EBITDA for the six month period ended June 30, 2012 was $237.3 million compared to $190.5 million for the same period in 2011. The increase in quarterly and year-to-date adjusted EBITDA was due to strong results from each of Pembina's legacy businesses, new assets and services having been brought on-stream and the growth in Pembina's operations since completion of the Arrangement.

•	Cash flow from operating activities was $24.1 million ($0.08 per share) during the second quarter of 2012 compared to $49.5 million ($0.30 per share) during the second quarter of 2011. For the six months ended June 30, 2012, cash flow from operating activities was $89.4 million ($0.39 per share) compared to $124.0 million ($0.74 per share) during the same period last year. The decrease in cash flow from operating activities during the 2012 periods is primarily due to acquisition-related expenses, higher interest expenses and an increase in working capital reflecting a seasonal inventory build.

•	Adjusted cash flow from operating activities was $89.5 million ($0.31 per share) during the second quarter of 2012 compared to $81.8 million ($0.49 share) during the second quarter of 2011 (adjusted cash flow from operating activities is a Non-GAAP measure; see "Non-GAAP Measures"). Adjusted cash flow from operating activities was $188.3 million ($0.83 per share) during the first half of 2012 compared to $157.8 million ($0.94 share) during the same period of last year. Adjusted cash flow from operating activities per share decreased primarily due to the 116.5 million shares issued to complete the Arrangement.

Growth and Operational Update

Following the acquisition of Provident, Pembina is now one of Canada's largest integrated energy infrastructure companies. The Company is focused on integrating the acquired assets to realize efficiencies and revenue synergies in the future. Pembina is also pursuing the largest capital spending program in its history. Progress on Pembina's major projects includes:

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Pembina Pipeline Corporation

Conventional Pipelines:

•	Work to refurbish the Calmar booster station was completed, which has expanded the capacity of Pembina's Drayton Valley mainline (which serves the Cardium play) from 145 mbpd to 195 mbpd;

•	A re-contracting initiative on the Northern NGL pipeline is complete, and considerable progress on this project was made. The first portion of the expansion is expected to be in-service in the fourth quarter of 2012 and is expected to add approximately 17 mbpd of additional NGL capacity, with an additional 35 mbpd expected to be on stream by the fourth quarter of 2013;

•	The British Columbia Utilities Commission approved an application on Pembina's Western System, which will allow Pembina to fully recover anticipated geotechnical and integrity costs associated with that pipeline, and extend customer arrangements and the useful life of the asset.

Gas Services:

•	Site construction on both the Saturn and Resthaven facilities is underway with anticipated in-service dates of fourth quarter 2013 and first quarter 2014, respectively. Once complete, the facilities will add an additional 330 MMcf/d of enhanced liquids extraction capability;

•	A long-term arrangement was completed for the remaining 50 MMcf/d of spare capacity at Saturn, bringing the total contracted capacity to 100 percent;

•	The 50 MMcf/d Musreau shallow cut expansion is being commissioned with start-up expected in August 2012.

Midstream:

•	A joint venture agreement was entered into with a third party to develop a new full-service terminal (50 percent interest net to Pembina) at Judy Creek to serve the production expansion in the Beaverhill Lake and Swan Hills formations with an anticipated in-service date of the first quarter of 2013;

•	Development of seven fee-for-service cavern storage facilities continued at Pembina's Redwater site, the first of which is expected to come into service in the fourth quarter of 2012;

•	An expansion to the Redwater fractionator by approximately 8,000 bpd was progressed, which is expected to be in-service in the fourth quarter of 2012;

•	Preliminary engineering work for a new 70,000 bpd C2+ fractionator at Pembina's Redwater facility was advanced and the Company is currently soliciting customer support for the project;

•	An agreement with a third party producer was signed to tie in its production of up to 60 MMcf/d to the Younger plant by the first quarter of 2013.

"This was a very productive quarter for Pembina; we made significant progress to bring our two teams together following our acquisition of Provident while maintaining steady performance across our operations," said Bob Michaleski, Pembina's Chief Executive Officer. "As well, we listed our shares on the New York Stock Exchange and have made substantial strides to integrate our newly acquired operations with those in our existing businesses. Pembina will continue to focus on integration-related activities and enhancing the value from the newly acquired assets, including growing the 'fee-for-service' component across our businesses. While we did have to deal with a lower propane price environment, we're confident that the depth and breadth of service we are now able to offer to our customers is a key differentiator that positions Pembina for significant growth in the years to come."

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Pembina Pipeline Corporation

Hedging Information

Pembina has posted updated hedging information on its website, www.pembina.com, under "Investor Centre – Hedging".

Conference Call & Webcast

Pembina will host a conference call Friday, August 10, at 9:00 a.m. MT (11:00 a.m. ET) to discuss details related to the second quarter of 2012. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A live webcast of the conference call can be accessed on Pembina's website under "Investor Centre – Presentation & Events," or by entering http://event.on24.com/r.htm?e=489792&s=1&k=8609836C574E1C73A84090F0CE92BB87 in your web browser.

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(unaudited)

		June 30,	December 31,
($ thousands)	Note	2012	2011
Assets
Current assets
Cash and cash equivalents		2,981
Trade receivables and other		289,204	148,267
Derivative financial instruments	13	37,770	4,643
Inventory		102,227	21,235
		432,182	174,145
Non-current assets
Property, plant and equipment	4	4,827,773	2,747,530
Intangible assets and goodwill	5	2,657,479	243,904
Investments in equity accounted investees		158,116	161,002
Derivative financial instruments	13	724	1,807
Other receivables		5,579	10,814
		7,649,671	3,165,057
Total Assets		8,081,853	3,339,202
Liabilities and Shareholders' Equity
Current liabilities
Bank indebtedness			676
Trade payables and accrued liabilities		251,640	166,646
Dividends payable		38,850	21,828
Loans and borrowings	6	9,963	323,927
Derivative financial instruments	13	29,768	4,725
		330,221	517,802
Non-current liabilities
Loans and borrowings	6	1,745,554	1,012,061
Convertible debentures	7	607,458	289,365
Derivative financial instruments	13	38,945	12,813
Employee benefits		15,281	16,951
Share-based payments		10,837	14,060
Deferred revenue		2,411	2,185
Provisions	8	501,192	405,433
Deferred tax liabilities		559,401	106,915
		3,481,079	1,859,783
Total Liabilities		3,811,300	2,377,585
Shareholders' Equity
Equity attributable to shareholders:
Share capital	9	5,184,564	1,811,734
Deficit		(903,922)	(834,921)
Accumulated other comprehensive income		(15,196)	(15,196)
		4,265,446	961,617
Non-controlling interest		5,107
		4,270,553	961,617
Total Liabilities and Shareholders' Equity		8,081,853	3,339,202

See accompanying notes to condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended		6 Months Ended
		June 30		June 30
($ thousands, except per share amounts)	Note	2012	2011	2012	2011
Revenues		870,929	512,406	1,346,420	907,294
Cost of sales		762,099	417,746	1,131,309	731,552
Gain on commodity-related derivative financial instruments	13	52,351	3,142	48,577	4,849
Gross profit	11	161,181	97,802	263,688	180,591

General and administrative		25,782	12,781	43,359	27,428
Acquisition-related and other expense (income)		538	(662)	22,669	(582)
		26,320	12,119	66,028	26,846

Results from operating activities		134,861	85,683	197,660	153,745
Finance income		(11,175)	(536)	(11,441)	(911)
Finance costs		37,880	25,583	57,695	40,199
Net finance costs	10	26,705	25,047	46,254	39,288

Earnings before income tax and equity accounted investees		108,156	60,636	151,406	114,457

Share of loss (profit) of investments in equity accounted investees, net of tax		570	(2,652)	398	(4,842)

Income tax expense		27,178	15,245	38,048	28,764

Earnings and total comprehensive income for the period		80,408	48,043	112,960	90,535

Earnings and comprehensive income attributable to:
Shareholders		80,368	48,043	112,920	90,535
Non-controlling interest		40		40
		80,408	48,043	112,960	90,535

Earnings per share attributable to the shareholders of the Company
Basic and diluted earnings per share (dollars)		0.28	0.29	0.50	0.54

See accompanying notes to condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		6 Months Ended June 30
($ thousands)	Note	2012	2011
Share Capital
Balance, beginning of period		1,811,734	1,794,536
Common shares issued on acquisition		3,283,976
Dividend reinvestment plan		84,974
Share-based payment transactions		3,516	9,417
Debenture conversion		366
Other		(2)	(10)
Balance, end of period	9	5,184,564	1,803,943

Deficit
Balance, beginning of period		(834,921)	(739,351)
Earnings for the period attributable to shareholders		112,920	90,535
Dividends declared		(181,921)	(130,416)
Balance, end of period		(903,922)	(779,232)

Other Comprehensive Income (Loss)
Balance, beginning and end of period		(15,196)	(4,577)

Non-controlling interest
Balance, beginning of period
Assumed on acquisition		5,067
Earnings attributable to non-controlling interest		40
Balance, end of period		5,107

Total Equity		4,270,553	1,020,134

See accompanying notes to condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

		3 Months Ended		6 Months Ended
		June 30		June 30
($ thousands)	Note	2012	2011	2012	2011
Cash provided by (used in):
Operating activities:
Earnings for the period		80,408	48,043	112,960	90,535
Adjustments for:
Depreciation and amortization		54,165	16,071	76,677	31,175
Unrealized gain on commodity-related derivative financial instruments	13	(64,820)	(3,301)	(61,273)	(3,598)
Net finance costs	10	26,705	25,047	46,254	39,288
Share of loss (profit) of investments in equity accounted investees (net of tax)		570	(2,652)	398	(4,842)
Deferred income tax expense		27,780	15,245	38,650	28,764
Share-based payments		2,689	3,911	6,299	7,889
Employee future benefits expense		1,898	1,203	3,329	2,401
Other		(3)	(146)	467	(62)
Changes in non-cash working capital		(65,093)	(32,310)	(77,522)	(33,761)
Distributions from investments in equity accounted investees		3,588	7,237	7,733	8,685
Decommissioning liability expenditures		(1,310)	(739)	(2,367)	(1,775)
Employer future benefit contributions		(2,500)	(2,000)	(5,000)	(4,000)
Net interest paid		(40,004)	(26,106)	(57,198)	(36,718)
Cash flow from operating activities		24,073	49,503	89,407	123,981
Financing activities:
Bank borrowings		200,000		266,861	40,000
Repayment of loans and borrowings		(57,315)	(82,588)	(60,037)	(85,100)
Issuance of debt					250,000
Financing fees		(2,275)	(54)	(5,066)	(1,756)
Exercise of stock options		1,611	5,266	2,647	9,086
Issue of shares under Dividend Reinvestment Plan		56,973		84,974
Dividends paid		(99,338)	(65,223)	(164,900)	(130,339)
Cash flow from financing activities		99,656	(142,599)	124,479	81,891
Investing activities:
Net capital expenditures		(131,869)	(89,094)	(219,103)	(296,672)
Cash acquired on acquisition		8,874		8,874
Cash flow used in investing activities		(122,995)	(89,094)	(210,229)	(296,672)
Change in cash		734	(182,190)	3,657	(90,800)
Cash (bank indebtedness), beginning of period		2,247	216,787	(676)	125,397
Cash and cash equivalents, end of period		2,981	34,597	2,981	34,597

See accompanying notes to condensed consolidated interim financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the six months ending June 30, 2012. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2011. The Interim Financial Statements were authorized for issue by the Board of Directors on August 9, 2012.

Pembina owns or has interests in pipelines that transport conventional crude oil and natural gas liquids, oil sands and heavy oil pipelines, gas gathering and processing facilities, and a natural gas liquids infrastructure and logistics business. Facilities are located in Canada and in the U.S. Pembina also offers midstream services that span across its operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2011 financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements except for an addition to an accounting policy as a result of the acquisition of Provident Energy Ltd. which is provided below.

Inventories

Inventories are measured at the lower of cost and net realizable value and consist primarily of crude oil and natural gas liquids. The cost of inventories is determined using the weighted average costing method and includes direct purchase costs and when applicable, costs of production, extraction, fractionation costs, and transportation costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. All changes in the value of the inventories are reflected in inventories and cost of sales.

3.	ACQUISITION

On April 2, 2012, Pembina acquired all of the outstanding Provident Energy Ltd. ("Provident") common shares (the "Provident Shares") in exchange for Pembina common shares valued at approximately $3.3 billion (the "Arrangement"). Provident shareholders received 0.425 of a Pembina common share for each Provident Share held for a total of 116,535,750 Pembina common shares. On closing, Pembina assumed all of the rights and obligations of Provident relating to the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). The face value of the outstanding Provident Debentures at April 2, 2012 was $345 million. The debentures remain outstanding and continue with terms and maturity as originally set out in their respective indentures. Pursuant to the Arrangement, Provident amalgamated with a wholly-owned subsidiary of Pembina and has continued under the name "Pembina NGL Corporation". The results of the acquired business are included as part of the Midstream business.

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Pembina Pipeline Corporation

The preliminary purchase price allocation based on assessed fair values is estimated as follows:

($ millions)
Cash	9
Trade receivables and other	195
Inventory	87
Property, plant and equipment	1,988
Intangible assets and goodwill (including $1,759 goodwill)	2,422
Trade payables and accrued liabilities	(249)
Derivative financial instruments – current	(53)
Derivative financial instruments – non-current	(36)
Loans and borrowings	(215)
Convertible debentures	(317)
Provisions and other	(128)
Deferred tax liabilities	(414)
Non-controlling interest	(5)
3,284

The determination of fair values and the allocation of the purchase price is based upon a preliminary independent valuation which is pending finalization. The primary drivers that generate goodwill are synergies and business opportunities from the integration of Pembina and Provident and the acquisition of a talented workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.

Upon closing of the Arrangement, Pembina repaid Provident's revolving term credit facility of $205 million.

The Company has recognized $21.4 million in acquisition-related expenses. These expenses are included in acquisition-related and other expenses in the Condensed Consolidated Interim Statement of Comprehensive Income.

The Pembina Shares were listed and began trading on the NSYE under the symbol "PBA" on April 2, 2012.

Revenues of the Provident business for the period from the acquisition date of April 2, 2012 to June 30, 2012, net of intersegment eliminations, were $328.8 million. Net earnings, net of intersegment eliminations, for the same period were $35.9 million.

Unaudited proforma consolidated revenues (prepared as if the Provident acquisition had occurred on January 1, 2012) for the six months ended June 30, 2012 are $1,886.5 million and net earnings for the same period are $159.9 million.

On closing of the Arrangement, the following significant subsidiaries were acquired:

(percentages)	Ownership Interest
Pembina NGL Corporation	100
Pembina Facilities (NGL ) LP	100
Pembina Infrastructure and Logistics LP	100
Pembina Empress NGL Partnership	100
Pembina Resource Services Canada	100
Pembina Resource Services (U.S.A.)	100
Three Star Trucking Ltd.	67

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Pembina Pipeline Corporation

4.	PROPERTY, PLANT AND EQUIPMENT

	Land and		Facilities	Linefill	Assets
	Land		and	and	Under
($ thousands)	Rights	Pipelines	Equipment	Other	Construction	Total
Cost
Balance at December 31, 2011	67,219	2,500,027	528,620	200,726 (1)	307,358	3,603,950 (1)
Acquisition (Note 3)	18,093	280,481	1,281,091	321,287	87,319	1,988,271
Additions	2	(99)	104,051	5,422	76,912	186,288
Change in decommissioning provision		(28,811)	(3,156)			(31,967)
Capitalized interest		3,173	696		1,977	5,846
Transfers	22	(67,116)	106,866	(18,126)	(21,646)
Disposals and other	(5,000)	(917)	(621)	349		(6,189)
Balance at June 30, 2012	80,336	2,686,738	2,017,547	509,658	451,920	5,746,199

Depreciation
Balance at December 31, 2011	4,088	707,095	92,998	52,239		856,420
Depreciation	140	35,017	20,604	7,516		63,277
Transfers		1,217	24,328	(25,545)
Disposals and other		(567)	(76)	(628)		(1,271)
Balance at June 30, 2012	4,228	742,762	137,854	33,582		918,426

Carrying amounts
December 31, 2011	63,131	1,792,932	435,622	148,487	307,358	2,747,530
June 30, 2012	76,108	1,943,976	1,879,693	476,076	451,920	4,827,773

(1)	$1.5 million was reclassified from inventory to Linefill and Other at December 31, 2011.

Pipeline assets are generally depreciated using the straight line method over 5 to 75 years (an average of 49 years) or declining balance method at rates ranging from 3 percent to 48 percent per annum (an average rate of 15 percent per annum). Facilities and equipment are depreciated using the straight line method over 3 to 75 years (at an average rate of 34 years) or declining balance method at rates ranging from 3 percent to 37 percent (at an average rate of 13 percent per annum). Other assets are depreciated using the straight line method over 2 to 45 years (an average of 10 years) or declining balance method at rates ranging from 3 percent to 37 percent (at an average rate of 8 percent per annum).

Commitments

At June 30, 2012, the Company has contractual commitments for the acquisition and or construction of property, plant and equipment of $462.4 million (December 31, 2011: $364.3 million).

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5.	INTANGIBLE ASSETS AND GOODWILL

		Other
($ thousands)	Goodwill	Intangibles	Total
Cost
Balance at December 31, 2011	222,670	23,038	245,708
Acquisition (Note 3)	1,759,356	662,732	2,422,088
Additions and other		5,000	5,000
Balance at June 30, 2012	1,982,026	690,770	2,672,796

Amortization
Balance at December 31, 2011		1,804	1,804
Amortization		13,513	13,513
Balance at June 30, 2012		15,317	15,317

Carrying amounts
December 31, 2011	222,670	21,234	243,904
June 30, 2012	1,982,026	675,453	2,657,479

Amortization is recognized in profit or loss on a straight-line or declining balance basis over the estimated useful lives of depreciable intangible assets from the date that they are available for use. The estimated useful lives of other intangible assets with finite useful lives range from 3 to 33 years (an average of 9 years).

The preliminary allocation of the aggregate carrying amount of intangible assets to each cash generating unit is as follows:

	June 30,	December 31,
($ thousands)	2012	2011
Conventional Pipelines	194,370	194,370
Oil Sands and Heavy Oil	33,300	28,300
Gas Services	20,885	21,234
Midstream	2,408,924
	2,657,479	243,904

The allocation is subject to change upon finalization of purchase price analysis of the acquisition. See Note 3.

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6.	LOANS AND BORROWINGS

Carrying value terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

($ thousands)				Carrying amount(3)
	Available	Nominal interest	Year of	June 30,	Dec. 31,
	facilities	rate	maturity	2012	2011
		prime + 0.50
Operating facility(1)	30,000	or BA(2) + 1.50	2013		3,139
		prime + 0.50
Revolving unsecured credit facility	1,500,000	or BA(2) + 1.50	2017	780,230	309,981
Senior secured notes		7.38			57,499
Senior unsecured notes – Series A	175,000	5.99	2014	174,570	174,462
Senior unsecured notes – Series C	200,000	5.58	2021	196,810	196,638
Senior unsecured notes – Series D	267,000	5.91	2019	265,504	265,403
Senior unsecured term facility	75,000	6.16	2014	74,729	74,658
Senior unsecured medium term notes	250,000	4.89	2021	248,636	248,558
Subsidiary debt	9,279	4.98	2014	9,279
Finance lease liabilities				5,759	5,650
Total interest-bearing liabilities	2,506,279			1,755,517	1,335,988
Less current portion				(9,963)	(323,927)
Total non-current				1,745,554	1,012,061

(1)	Operating facility expected to be renewed on an annual basis.
(2)	Bankers Acceptance.
(3)	Deferred financing fees are all classified as non-current. Non-current carrying amount of facilities are net of deferred financing fees.

7.	CONVERTIBLE DEBENTURES

($ thousands)	Series C - 5.75%	Series E - 5.75%	Series F - 5.75%	Total
Conversion price (dollars)	$28.55	$24.94	$29.53
	May 31 and	June 30 and	June 30 and
Interest payable semi-annually in arrears on:	November 30	December 31	December 31
	November 30,	December 31,	December 31,
Maturity date	2020	2017	2018
Balance, December 31, 2011	289,365			289,365
Assumed on acquisition (1) (Note 3)		158,471	158,343	316,814
Conversions and redemptions	(54)	(264)	(14)	(332)
Accretion		280	229	509
Deferred financing fee (net amortization)	584	275	243	1,102
Balance, June 30, 2012	289,895	158,762	158,801	607,458

(1)	Excludes conversion feature of convertible debentures

The Company may, at its option on or after December 31, 2013 and prior to December 31, 2015, elect to redeem the Series E debentures in whole or in part, provided that the volume weighted average trading price of the common price of the shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series E debentures. On or after December 31, 2015, the Series E debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

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Pembina Pipeline Corporation

The Company may, at its option on or after December 31, 2014 and prior to December 31, 2016, elect to redeem the Series F debentures in whole or in part, provided that the volume weighted average trading price of the common price of the shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series F debentures. On or after December 31, 2016, the Series F debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

The Company retains a cash conversion option on the Series E and F convertible debentures, allowing the Company to pay cash to the converting holder of the debentures, at the option of the Company. For convertible debentures with a cash conversion option, the equity conversion option is recognized as an embedded derivative and accounted for as a stand-alone derivative financial instrument, measured at fair value using an option pricing model.

8.	PROVISIONS

($ thousands)	Total
Balance at December 31, 2011(1)	416,153
Unwinding of discount rate	5,777
Incurred during the period	1,766
Assumed on acquisition (Note 3)	124,579
Decommissioning liabilities settled during the period	(2,367)
Change in rates	(30,299)
Change in estimate and other	(7,902)
Total	507,707
Less current portion (included in accrued liabilities)	6,515
501,192

(1)	Includes current provision of $10,720 at December 31, 2011 (included in accrued liabilities).

9.	SHARE CAPITAL

($ thousands, except share amounts)	Number		Share Capital
Balance December 31, 2011	167,908,271		1,811,734
Issued on acquisition (Note 3)	116,535,750		3,283,976
Share based payment transactions	175,203		3,516
Dividend reinvestment plan	3,151,670		84,974
Other	14,301		364
Balance June 30, 2012	287,785,195	(1)	5,184,564

(1)	Weighted average number of common shares outstanding for the three months ended June 30, 2012 is 285.3 million (June 30, 2011: 167.3 million). On a fully diluted basis, the weighted average number of common shares outstanding for the three months ended June 30, 2012 is 286.0 million (June 30, 2011: 168.0 million).Weighted average number of common shares outstanding for the six months ended June 30, 2012 is 226.8 million (June 30, 2011: 167.2 million). On a fully diluted basis, the weighted average number of common shares outstanding for the six months ended June 30, 2012 is 250.7 million (June 30, 2011: 167.8 million).

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Pembina Pipeline Corporation

Dividends

The following dividends were declared and paid by the Company:

	6 Months Ended
	June 30
($ thousands)	2012	2011
$0.80 per qualifying common share (2011: $0.78)	181,921	130,416

On July 9 , 2012, Pembina's Board of Directors declared a dividend for July of $39.0 million, representing $0.135 per qualifying common share ($1.62 annualized).

10.	NET FINANCE COSTS

	3 Months Ended		6 Months Ended
	June 30		June 30
($ thousands)	2012	2011	2012	2011
Interest income from:
Related parties		220	263	410
Bank deposits	298	284	301	389
Foreign exchange gains		32		112
Change in fair value of conversion feature of convertible debentures	10,877		10,877
Finance income	11,175	536	11,441	911

Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	18,120	13,967	33,536	25,132
Convertible debentures	10,579	4,601	15,184	9,168
Finance leases	105	97	210	193
Unwinding of discount	3,327	2,393	5,801	4,905
Change in fair value of non-commodity-related derivative financial instruments	5,475	4,525	2,659	801
Foreign exchange losses	274		305
Finance costs	37,880	25,583	57,695	40,199
Net finance costs	26,705	25,047	46,254	39,288

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Pembina Pipeline Corporation

11.	OPERATING SEGMENTS

						Corporate &
3 Months Ended June 30, 2012	Conventional	Oil Sands &	Gas			Intersegment
($ thousands)	Pipelines(1)	Heavy Oil	Services	Midstream(3)		Eliminations	Total
Revenue:
Pipeline transportation	78,410	39,412				(6,875)	110,947
NGL product and services, terminalling, storage and hub services				737,770			737,770
Gas Services			22,212				22,212
Total revenue	78,410	39,412	22,212	737,770		(6,875)	870,929
Operations	29,886	11,604	7,172	19,640		(624)	67,678
Cost of goods sold, including product purchases				648,794		(6,875)	641,919
Realized gain (loss) on commodity-related derivative financial instruments	(1,033)			(11,436)			(12,469)
Operating margin	47,491	27,808	15,040	57,900		624	148,863
Depreciation and amortization (operational)	12,179	4,938	4,332	31,053			52,502
Unrealized gain (loss) on commodity-related derivative financial instruments	233			64,587			64,820
Gross profit	35,545	22,870	10,708	91,434		624	161,181
Depreciation included in general and administrative						1,664	1,664
Other general and administrative	2,225	968	1,456	5,488		13,981	24,118
Acquisition-related and other	(311)	519		100		230	538
Reportable segment results from operating activities	33,631	21,383	9,252	85,846		(15,251)	134,861
Net finance costs	1,760	563	1,964	4,128		18,290	26,705
Reportable segment earnings before tax and income from equity accounted investees	31,871	20,820	7,288	81,718		(33,541)	108,156
Share of loss (profit) of investments in equity accounted investees, net of tax				570			570
Reportable segment assets	616,803	1,097,240	539,565	4,493,465	(2)	1,334,780	8,081,853
Capital expenditures	55,632		23,459	55,240		2,277	136,608
Reportable segment liabilities	293,529	83,397	43,816	771,086		2,619,472	3,811,300

(1)	4.5 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Includes investments in equity accounted investees of $158.1 million.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $28.7 million associated with U.S. midstream sales.

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Pembina Pipeline Corporation

					Corporate &
3 Months Ended June 30, 2011	Conventional	Oil Sands &	Gas		Intersegment
($ thousands)	Pipelines(1)	Heavy Oil	Services	Midstream	Eliminations	Total
Revenue:
Pipeline transportation	72,407	27,707				100,114
NGL product and services, terminalling, storage and hub services				393,679		393,679
Gas Services			18,613			18,613
Total revenue	72,407	27,707	18,613	393,679		512,406
Operations	22,177	7,753	5,193	2,474		37,597
Cost of goods sold, including product purchases				364,356		364,356
Realized gain (loss) on commodity-related derivative financial instruments	(159)					(159)
Operating margin	50,071	19,954	13,420	26,849		110,294
Depreciation and amortization (operational)	10,356	2,037	2,512	888		15,793
Unrealized gain (loss) on commodity-related derivative financial instruments	117			3,184		3,301
Gross profit	39,832	17,917	10,908	29,145		97,802
Depreciation included in general and administrative					279	279
Other general and administrative	1,412	553	938	1,098	8,501	12,502
Acquisition-related and other	(497)	(107)	(1)	(9)	(48)	(662)
Reportable segment results from operating activities	38,917	17,471	9,971	28,056	(8,732)	85,683
Net finance costs	1,743	358	145	38	22,763	25,047
Reportable segment earnings before tax and income from equity accounted investees	37,174	17,113	9,826	28,018	(31,495)	60,636
Share of loss (profit) of investments in equity accounted investees, net of tax				(2,652)		(2,652)
Reportable segment assets	850,314	947,780	392,609	243,296 (2)	621,671	3,055,670
Capital expenditures	10,088	30,135	25,467	11,564	942	78,196
Reportable segment liabilities	231,460	75,750	39,684	5,651	1,682,991	2,035,536

(1)	10.3 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Includes investments in equity accounted investees of $162,753.
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Pembina Pipeline Corporation

					Corporate &
6 Months Ended June 30, 2011	Conventional	Oil Sands &	Gas		Intersegment
($ thousands)	Pipelines(1)	Heavy Oil	Services	Midstream(2)	Eliminations	Total
Revenue:
Pipeline transportation	160,581	82,509			(6,875)	236,215
NGL product and services, terminalling, storage and hub services				1,068,942		1,068,942
Gas Services			41,263			41,263
Total revenue	160,581	82,509	41,263	1,068,942	(6,875)	1,346,420
Operations	57,461	24,606	13,198	22,149	(1,260)	116,154
Cost of goods sold, including product purchases				947,848	(6,875)	940,973
Realized gain (loss) on commodity-related derivative financial instruments	(1,189)			(11,507)		(12,696)
Operating margin	101,931	57,903	28,065	87,438	1,260	276,597
Depreciation and amortization (operational)	24,124	9,829	7,494	32,735		74,182
Unrealized gain (loss) on commodity-related derivative financial instruments	(2,752)			64,025		61,273
Gross profit	75,055	48,074	20,571	118,728	1,260	263,688
Depreciation included in general and administrative					2,495	2,495
Other general and administrative	3,123	1,907	1,977	6,775	27,082	40,864
Acquisition-related and other	923	388	11	99	21,248	22,669
Reportable segment results from operating activities	71,009	45,779	18,583	111,854	(49,565)	197,660
Net finance costs	3,364	1,040	2,134	4,170	35,546	46,254
Reportable segment earnings before tax and income from equity accounted investees	67,645	44,739	16,449	107,684	(85,111)	151,406
Share of loss (profit) of investments in equity accounted investees, net of tax				398		398
Capital expenditures	64,472	6,041	55,762	55,930	4,083	186,288

(1)	4.5 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $28.7 million associated with U.S. midstream sales.

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Pembina Pipeline Corporation

					Corporate &
6 Months Ended June 30, 2011	Conventional	Oil Sands &	Gas		Intersegment
($ thousands)	Pipelines(1)	Heavy Oil	Services	Midstream	Eliminations	Total
Revenue:
Pipeline transportation	141,664	58,253				199,917
NGL product and services, terminalling, storage and hub services				673,790		673,790
Gas Services			33,587			33,587
Total revenue	141,664	58,253	33,587	673,790		907,294
Operations	49,006	18,959	9,883	4,568		82,416
Cost of goods sold, including product purchases				618,489		618,489
Realized gain (loss) on commodity-related derivative financial instruments	1,455			(204)		1,251
Operating margin	94,113	39,294	23,704	50,529		207,640
Depreciation and amortization (operational)	20,112	3,980	4,800	1,755		30,647
Unrealized gain (loss) on commodity-related derivative financial instruments	4,652			(1,054)		3,598
Gross profit	78,653	35,314	18,904	47,720		180,591
Depreciation included in general and administrative					528	528
Other general and administrative	2,698	1,150	2,079	2,285	18,688	26,900
Acquisition-related and other	(455)	(107)	5	6	(31)	(582)
Reportable segment results from operating activities	76,410	34,271	16,820	45,429	(19,185)	153,745
Net finance costs	3,544	674	458	39	34,573	39,288
Reportable segment earnings before tax and income from equity accounted investees	72,866	33,597	16,362	45,390	(53,758)	114,457
Share of loss (profit) of investments in equity accounted investees, net of tax				(4,842)		(4,842)
Capital expenditures	26,786	129,898	41,093	101,909	1,792	301,478

(1)	11.5 percent of Conventional Pipelines revenue is under regulated tolling arrangements.

12.	SHARE BASED PAYMENTS

Long-term share unit award incentive plan(1)

Grant date Restricted Share Units ("RSU")(3) to Officers, Non-Officers(2) and Directors		Contractual life
(Number of units in thousands)	Units	of options
January 1, 2012	188	3.0 Years
April 2, 2012 (on acquisition)	201	2.2 Years

Grant date Performance Share Units ("PSU")(4) to Officers, Non-Officers(2) and Directors		Contractual life
(Number of units in thousands)	Units	of options
January 1, 2012	187	3.0 Years
April 2, 2012 (on acquisition)	177	2.2 Years

(1)	Distribution Units are granted in addition to RSU and PSU grants based on notional accrued dividends from RSU and PSU granted but not paid.
(2)	Non-Officers defined as senior selected positions within the Company.
(3)	One third vests on the first anniversary of the grant date, one third vests on the second anniversary of the grant date, and one third vests on the third anniversary of the grant date.
(4)	Vest on the third anniversary of the grant date. Actual PSUs awarded is based on the trading value of the shares and performance of the Company.

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Pembina Pipeline Corporation

Disclosure of share option plan

The number and weighted average exercise prices of share options are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2011	2,674,380	20.24
Granted	74,100	29.52
Exercised	(175,203)	15.69
Forfeited	(80,493)	24.34
Outstanding as at June 30, 2012	2,492,784	20.71

13.	FINANCIAL INSTRUMENTS

The following table is a summary of the net derivative financial instrument liability:

	As at June 30,	As at December 31,
($ thousands)	2012	2011
Frac spread related
Natural gas	(17,235)
Propane	11,482
Butane	9,681
Condensate	8,001
Foreign exchange	(1,149)
Sub-total frac spread related	10,780
Management of exposure embedded in physical contracts and other	397	2,267
Corporate
Power	1,593	4,183
Interest rate	(17,747)	(17,538)
Other derivative financial instruments
Conversion feature of convertible debentures	(18,835)
Redemption liability related to acquisition of subsidiary	(6,407)
Net derivative financial instruments liability	(30,219)	(11,088)

In conjunction with the Arrangement, the Company acquired a two-thirds ownership interest in Provident's subsidiary, Three Star Trucking Ltd. ("Three Star"), which included a redemption liability that represents a put option, held by the non-controlling interest of Three Star, to sell the remaining one-third interest of the business to the Company after the third anniversary of the original acquisition date by Provident (October 3, 2014). The put price to be paid by the Company for the residual interest upon exercise is based on a multiple of Three Star's earnings during the period prior to exercise, adjusted for associated capital expenditures and debt based on management estimates. On acquisition, the Company recorded a $6.2 million redemption liability associated with this put option. The redemption liability will be accreted and subsequently fair valued at each reporting date with changes in the value flowing through profit and loss. At June 30, 2012 the fair value of the redemption liability was determined to be $6.4 million, resulting in an unrealized loss of $0.2 million in the second quarter of 2012 recorded in net finance costs.

Also in conjunction with the Arrangement, the Company assumed all of the rights and obligations of Provident relating to the Provident Debentures which included a $29.7 million liability for the conversion feature of the Provident Debentures. These convertible debentures contain a cash conversion option which is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the consolidated statement of comprehensive income. This resulted in the Company recording a gain of $10.9 million on the revaluation on the conversion feature of convertible debentures in profit and loss in the second quarter of 2012 in net finance costs.

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Pembina Pipeline Corporation

The following tables show the impact on gain (loss) on derivative financial instruments if the underlying risk variables of the derivative financial instruments changed by a specified amount, with other variables held constant.

As at June 30, 2012 ($ thousands)		+ Change	- Change
Frac spread related
Natural gas	(AECO +/- $1.00 per gj)	12,336	(12,336)
NGLs (includes propane, butane)	(Belvieu +/- U.S. $0.10 per gal)	(8,377)	8,377
Foreign exchange (U.S.$ vs. Cdn$)	(FX rate +/- $0.05)	(6,868)	6,868
Management of exposure embedded in physical contracts
Crude oil	(WTI +/- $5.00 per bbl)	(5,601)	5,601
NGLs (includes propane, butane and condensate)	(Belvieu +/- U.S. $0.10 per gal)	4,920	(4,920)
Corporate
Interest rate	(Rate +/- 100 basis points)	946	(946)
Power	(AESO +/- $5.00 per MW/h)	3,217	(3,217)
Conversion feature of convertible debentures	(Pembina share price +/- $0.50 per share)	2,101	(1,971)

Commodity-Related Derivative	3 Months Ended				6 Months Ended
Financial Instruments	June 30				June 30
	2012		2011		2012		2011
($ thousands, except volumes)	$	Volume(1)	$	Volume	$	Volume	$	Volume
Realized (loss) gain on commodity-related derivative financial instruments
Frac spread related
Crude oil	(1,997)	0.1			(1,997)	0.1
Natural gas	(7,762)	4.6			(7,762)	4.6
Propane	1,727	0.2			1,727	0.2
Butane	769	0.3			769	0.3
Condensate	272	0.2			272	0.2
Sub-total frac spread related	(6,991)				(6,991)
Corporate
Power	(1,608)		(159)		(1,764)		1,455
Management of exposure embedded in physical contracts and other	(3,870)	0.3			(3,941)	0.5	(204)
Realized (loss) gain on derivative financial instruments	(12,469)		(159)		(12,696)		1,251
Unrealized gain on commodity-related derivative financial instruments	64,820		3,301		61,273		3,598
Gain on commodity-related derivative financial instruments	52,351		3,142		48,577		4,849

(1)	The above table represents aggregate volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

For non-commodity-related derivative financial instruments see Note 10, Net Finance Costs.

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Pembina Pipeline Corporation

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22

CORPORATE INFORMATION

HEAD OFFICE
Pembina Pipeline Corporation
Suite 3800, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1

AUDITORS
KPMG LLP
Chartered Accountants
Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1-800-564-6253

STOCK EXCHANGE
Pembina Pipeline Corporation

TSX listing symbols for:
Common shares: PPL
Convertible debentures: PPL.DB.C, PPL.DB.E, PPL.DB.F

NYSE listing symbol for:
Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com